Exhibit 4.26

Translation from Norwegian

________________________________________________
EMPLOYMENT AGREEMENT

FOR

SVENN MAGNE EDVARDSEN
________________________________________________

Unofficial translation.  In case of a conflict between the Norwegian version and the English version translation of the Employment Agreement for Svenn Magne Edvardsen, the Norwegian text shall prevail.

(1)	Sven Magne Edvardsen
Date of birth: 17 March 1970
(hereinafter “the Employee”)

and

(2)	Tankers Services AS (will change its name to DHT Management AS)
Org. no. 988 774 863
Haakon VII’s gate 1,
0125 Oslo
(hereinafter “the Employer” or “the Company”)

have entered into the following employment agreement (hereinafter “the Agreement”):

1	POSITION

1.1	The Employee is employed as Technical Director in a 100 % position (hereinafter “the Position”).

1.2
The main duties of the Position are responsibility for the technical operation of the Company’s ships, including budget for operating costs and capital expenses, evaluation of the technical condition of the ships and customer approval of ships. Specifications of the content of the Position are contained in a separate job description.

The Employee shall furthermore perform any duties that naturally fall within the scope of the Position in accordance with current routines and guidelines. The Employer may, as and when needed and within the framework of the Employer’s management prerogative, make changes to duties and job content.

1.3	The Position reports to the CEO/COO, unless otherwise decided by the Employer.

2	COMMENCEMENT AND TRIAL PERIOD

2.1	The Employee will take up his position not later than 2 January 2011.

3	WORKING HOURS AND PLACE OF WORK

3.1	The Position involves executive functions and is therefore exempt from the working hour provisions of the Employment Act.

3.2
The Employee shall at all times devote the effort necessary to perform the duties inherent in the Position, and working hours shall constitute not less than 8 hours a day and 40 hours a week. The Employee is responsible for his own daily meal breaks, which shall normally constitute 30 minutes. Ordinary office hours are between 09:00 and 17:00 hrs., as determined by the Employer from time to time.

3. 3	The place of work is the Company’s office in Oslo. The Employee accepts that the Position will involve travel activities.

4	SALARY AND OTHER COMPENSATIONS

4.1	Cash salary, shares and bonus

4.1.1	The Employee shall receive an annual salary of NOK 1,900,000.00 (hereinafter “(the) Cash Salary”).

4.1.2
The Cash Salary is payable with 1/12 parts each working month not later than on the last working day of each month. During the vacation month Cash Salary is not payable, but the Employee is entitled to holiday allowance according to the Employer’s guidelines for the payment of earned holiday allowance determined from time to time

4.1.3
The Cash Salary shall constitute full compensation for the fulfilment of the inherent requirements of the Position and the Employee shall therefore not be entitled to overtime pay for working in excess of agreed working hours.

4.1.4
The Employee shall receive NOK 450,000.00 by way of compensation for non-payment of anticipated bonus and value of a share programme from his former employer.  The amount is payable in two instalments, the first in the first month following commencement of the employment and the second in the seventh month after commencement.

4.1.5
The Employee will receive 20,000 shares in DHT Holdings Inc. with restrictions upon taking up his position. The shares will be issued and allocated over 3 years in 3 equal parts conditional upon the Employee being employed.

4.1.6
The Employee will in the sole discretion of the Company be eligible for an annual bonus, the awarding of which will depend on the Employee’s achievements. The bonus shall not exceed 60% of his fixed annual salary (4.1.1). Parts of the annual bonus may be awarded by participation in the Company’s “Long Term Incentive Plan”.

4.2	Illness

The Employee is entitled to sickness benefit according to current provisions of the National Insurance Act in effect from time to time (Act 28 February 1997 no 19). Sickness benefit from the National Insurance shall accrue to the Employer. Holiday allowance of salary paid during illness shall be regulated according to current vacation legislation in force from time to time.

4.3	Non-pecuniary benefits
The Employee is entitled to the following non-pecuniary benefits:

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(i)	Mobile phone

(ii)	ADSL at home

(iii)	Membership of Volvat or equivalent private medical centre

4.4	Salary adjustment etc.

The Cash Salary and the non-pecuniary benefits shall be reviewed on an annual basis and any adjustments will be implemented from 1 March of every year, the first time on 1 March 2012, however, always provided that renegotiations shall not be conducted for the calendar year in which the Employee is retired with a pension, or when notice of termination of the employment has been given under item 7 below.

4.5	Expenses

4.5.1
The Employee is entitled to reimbursement of any necessary expenses which the Employee incurs in connection with the direct performance of the Position requirements. The expenses shall be covered according to account rendered and current guidelines relating to the covering of expenses in effect from time to time. In case of doubt, the Employer shall determine which expenses are deemed necessary.

4.5.2
Travel expenses are covered according to the Norwegian Government’s Travel Allowance Scale or according to account rendered and current guidelines relating to travel expenses in effect from time to time.

4.6	Withholdings/deductions from salary etc.

4.6.1	The Employer may withhold or deduct amounts from salary or other compensations, including holiday allowance, according to the rules contained in the Employment Act

4.6.2
If any incorrect payment of salary or other compensations, including holiday allowance, have been made, the Employer is entitled to make the necessary adjustments/corrections in connection with the next or subsequent payments of salary and holiday allowance

4.6.3
The Employee accepts that the Employer is entitled to set off and deduct from salary and holiday allowance any legitimate claims that the Employer has or may establish against the Employee in connection with the employment, including - but not limited to - claims that have arisen from a breach of contract or other unlawful conduct.

5	VACATION AND HOLIDAY ALLOWANCE

The Employee is entitled to vacation and holiday allowance according to Norwegian vacation legislation in force from time to time.

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6	PENSION AND PERSONNEL INSURANCE

6.1	The Employee is enrolled in the Company’s collective pension scheme and relevant personnel insurance plans.

6.2
The Agreement does not entail any limitations with regard to the Employer’s right to make changes to the collective pension scheme within the framework of the collective pension agreement or current pension legislation in force from time to time. The Agreement moreover entails no limitations with regard to the Employer’s right to make changes or declare void personnel insurances schemes that are not required by law or regulation.

7	TERMINATION

7.1	Dismissal/Resignation

7.1.1	Notice of dismissal or resignation shall be given in writing.

7.1.2
Notice period for either party is 3 months from the 1st of the following month. Unless the minimum notice period under the Employment Act is longer, the agreed mutual notice period is increased to the shortest allowed notice period from time to time.

7.2	Suspension and summary dismissal

7.2.1	In case of suspicion of gross breach of duty or wilful misconduct on the part of the Employee, the Employer may suspend the Employee according to the rules contained in the Employment Act.

7.2.2	In case of gross breach of duty or wilful misconduct, the Employer may summarily dismiss the Employee.

7.3	Settlement of outstanding accounts

7.3.1
In case of termination or summary dismissal, the Employee’s loans and any other outstanding amounts owed to the Company or to the Company’s affiliated companies or businesses fall due on the last day of the notice period or at the time of the summary dismissal.

7.3.2	The Employee’s loans and any other outstanding amounts may be set off against salary and other compensations according to clause 4.6 hereof.

8	RESTRICTIONS

8.1	Definitions

As regards this entire clause 8, “the Company” shall also comprise companies and businesses controlled, directly or indirectly, by the Company or which, directly or indirectly, control the Company, regardless of whether these companies or businesses are located in Norway or abroad.

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8.2	Secrecy

8.2.1
The Employee undertakes maintain complete secrecy about any matters pertaining to the Company and its business relations to which the Employee gains access pursuant to his employment and which are not, nor will they be, in the public domain. The duty of secrecy shall remain in effect also after termination and is not limited in time.

8.2.2
The Employee undertakes to treat all material (physical documents as well as all types of electronically stored documents/information) to which the Employee gains access during his employment in such a manner as to make it inaccessible to any unauthorised persons.

8.2.3
Upon termination of his employment, the Employee undertakes to return any and all material (physical documents as well as all types of electronically stored documents/information) in addition to any and all objects in the Employee’s possession that may contain information subject to confidentiality and/or belong to the Company.

8.3	Exclusivity for the Company

8.3.1	During his employment the Employee shall not without the Employer’s written consent:

(i)	Perform paid or unpaid work, either as an employee or a contractor, for other businesses.

(ii)	Accept office as a board member or other honorary posts in business and industry.

(iii)	Directly or indirectly own shares or stakes or participate actively or passively in other businesses, with the exception of investments in securities or units listed on the stock exchange.

8.3.2
Consent cannot be unduly withheld. This means that consent may be withheld if the above stated is not compatible with or desirable for the Company for competition and/or business-strategic reasons, or if it may impact on the performance of the requirements of the Position or in some other way have a negative impact on the Company.

8.4	Competition restrictions following termination of employment

8.4.1	The Employee shall, unless otherwise decided by the Employer, refrain from competing with the Company for a period of 3 months after formal termination of the employment.

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8.4.2
For the purpose of this Agreement, the term Competition shall mean to take direct or indirect employment with, work for, hold offices or be an active or passive participant, or direct or indirect owner of shares or stakes, in an enterprise that is, directly or indirectly, in competition with the Company. In case of doubt as to what is regarded as competition, the Employee shall consult the Employer and the Employee shall comply with the decisions that are made by the Employer as regards the question as to whether an activity is regarded as competition.

8.4.3
By way of compensation for the competition restriction stated above the Employee shall, if the employment is terminated as a result of a dismissal or resignation, receive a compensation equivalent to 100% of his ordinary salary for as long as competition restrictions are in effect. The compensation is payable on a monthly basis on the Company’s ordinary salary-payment days during the relevant period of time. These payments shall not form the basis of the calculation of holiday allowance.

8.4.4
If the Employee has salaried work or income during the period of time that the Employer pays compensation for the competition restriction, the compensation from the Employer under this clause 8.4 shall be reduced correspondingly. The Employee shall inform the Employer about any such income and the Employee shall upon request produce documentation relating to the income he or she is receiving. The Employer is entitled to withhold payments of compensation until the Employee has produced documentation of income, if any.

8.4.5
The Employer is free to waive the competition restriction. In case of termination, the Employer shall within 2 weeks from notice of termination state whether the competition restriction is waived. After the Employee has resigned, the Employer may, subject to 5 days’ written notice, waive the competition restriction. In that event, the Employee’s right to compensation will lapse from expiry of the notice period.

8.5	Recruitment prohibition after termination of employment

The Employee shall for 12 months following the formal termination of employment refrain from, directly or indirectly, influencing, or seeking to influence:

(i)	Company employees to resign from their employment with the Company.

(ii)	Company customers to resign from or reduce their customer relationship to the Company.

8.6	Breach of restrictions

In case of a breach of restrictions of the provisions of this clause 8, the Employer may claim reimbursement of any compensation paid. The Employer may also claim damages for any documented resulting loss which the Company may suffer.

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9	Works rules etc.

The Position is subject to the Company’s works rules/personnel regulations. However, in the event of a conflict this Agreement shall prevail.

* * *

This Agreement is executed in two (2) original copies, one for each of the Parties.

04.01.2011	04.01.2011

For Tankers Services AS

/s/ Svein Moxnes Harfjeld	/s/ Svenn Magne Edvardsen
Svein Moxnes Harfjeld	Svenn Magne Edvardsen

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